Hybrid Range Accrual Securities A Guide for Investors Citigroup Global Markets Holdings Inc. Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333 - 255302 and 333 - 255302 - 03 The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other govern - mental agency, nor are they obligations of, or guaranteed by, a bank. Investing in the securities involves risks not associated with an investment in conventional debt securities. See “ Key R isks A ssociated with Hybrid Range Accrual Securities ” beginning on page 3 and the applicable accompanying Product Supplement. The securities will not be listed on any securities exchange. The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying applicable product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. The applicable product supplement, prospectus supplement and prospectus referenced below contain certain general terms of Hybrid Range Accrual Securities . The specific terms of any offering of Hybrid Range Accrual Securities will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the applicable product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the applicable product supplement, prospectus supplement and prospectus before making a decision to invest in any Hybrid Range Accrual Securities . You may access the applicable product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows : Product Supplement No. IE - 05 - 07 dated May 11, 2021 (principal - at - risk securities) Product Supplement No. IE - 06 - 07 dated May 11, 2021 (securities with full principal payable at maturity) Prospectus Supplement and Prospectus each dated May 11, 2021

Citigroup Global Markets Holdings Inc. 2 What are Hybrid Range Accrual Securities ? • Hybrid Range Accrual Securities are unsecured debt securities of the issuer, but unlike conventional debt, the interest on the securities is contingent upon the performance of two or more underlying assets. For example, coupons may be contingent on the level of the S&P 500 (an Equity Underlying) and a 10 - year US reference rate (a Rate Underlying), accruing coupons on a daily basis if and only if both the S&P 500 and the 10 - year rate meet predefined market conditions, such as ‘equities higher’ and ‘rates higher’. • Hybrid Range Accrual Securities may be structured such that the full principal amount is payable at maturity. • Alternatively, they can be structured with conditional protection , based on the return of one or several underlying assets. For example, if an Equity Underlying drops below a specified Final Barrier Level on the final valuation date, investors in the Hybrid Range Accrual Securities will be exposed to the negative return of the Equity Underlying at maturity. • Hybrid Range Accrual Securities are often callable by the issuer, meaning the securities may terminate early at the discretion of the issuer , returning principal to the investor prior to maturity. • Hybrid Range Accrual Securities have typical final maturities between 1 and 20 years. Who might be interested in Hybrid Range Accrual Securities ? • Investors looking for potential above - market yields. • Investors with a specific view on multiple underlying assets from different asset classes, e.g an Equity Underlying and a Rates Underlying, and willing to take on the correlation risk between these assets. • In the case of callable securities, i nvestors who can accept redemption of their securities prior to the stated maturity. • For principal - at - risk Hybrid Range Accrual Securities, i nvestors comfortable with the risks of full downside exposure to a particular asset at maturity, such as an Equity U nderlying What benefits specific to Hybrid Range Accrual Securities should you be aware of? • Hybrid Range Accrual Securities offer the potential to earn a yield that is higher than what is offered in traditional fixed income markets , or in structured notes linked to a single asset class. • In the case of principal - at - risk Hybrid Range Accrual Securities, they offer conditional protection on the downside . For example, as long as the Equity U nderlying does not fall below a specified Final Barrier Level on the final valuation date , the securities will pay 100 % of principal at maturity, subject to the credit risk of the issuer and guarantor . For Hybrid Range Accrual Securities where principal is not at - risk, these securities will pay 100% of principal at maturity regardless of the performance of the relevant underlying(s), subject to the credit risk of the issuer and guarantor. What risks specific to Hybrid Range Accrual Securities should you be aware of? • When investing in principal - at - risk products, you could receive significantly less than the initial amount you invest. • Because the coupons are contingent on the market performance of two or more underlying assets, you may accrue income on some days, but not others. There is no guarantee you will receive any income throughout the life of the securities if the coupon conditions on the different underliers are not all met. • Hybrid Range Accrual Securities may be early redeemed at par by the issuer prior to maturity, shortening the holding period of the investment, and potentially creating re - investment risk. For additional risks, please see the ” Key R isks A ssociated with Hybrid Range Accrual Securities ” on the following page. For a full description of the risks involved with this type of investment, please review the “Key Risks Relating to the Securities” in any Hybrid Range Accrual Security pricing supplement. Ov e r v i e w Sample Hybrid Terms (principal - at - risk) Issuer Citigroup Global Markets Holdings Inc., guaranteed by Citigroup Inc. Tenor 10 years (callable quarterly after year 1) Early Redemption Risk The issuer has the right to early redeem the Securities at par on any quarterly coupon date, starting at the end of year 1 Equity Underlying S&P 500 Index Rates Underlying ‘2s30s’, the difference or ‘spread’ between a 30 - year US reference rate and a 2 - year US reference rate. ‘2s30s > 0%’ means the 30 - year rate is greater than the 2 - year rate. Coupon Barrier Level 70% of the Initial Equity Index Level Final Barrier Level 70% of Initial Equity Index Level Accrual Frequency Daily Coupon Frequency Quarterly Coupon Year 1: Fixed Coupon, payable quarterly Year 2 - 10: Contingent Coupon, accruing daily and payable quarterly, provided both the S&P 500 closes above the Coupon Barrier Level and 2s30s > 0 % on that day. Otherwise , no coupon is accrued on that day. At the end of the quarterly period, the accrued coupon for the quarter is paid to investors. Payment at Maturity A final quarterly coupon for the amount accrued in the final quarter is paid. If the Equity Underlying closes at or above the Final Barrier Level on the final valuation date, investors receive their principal Otherwise, investors realize a loss equal to the negative return of the Equity Underlying

Citigroup Global Markets Holdings Inc. 3

Key Risks Associated with Hybrid Range Accrual Securities

You may lose a significant portion or all of your investment

Unlike conventional debt securities, principal-at-risk Hybrid Range Accrual Securities do not repay a fixed amount of principal at maturity. Instead, the payment at maturity will depend on the performance of one or several underlying assets. For example, if the Equity Underlying depreciates below its Final Barrier Level, investors will lose 1% of the stated principal amount of the Hybrid Range Accrual Securities for every 1% by which the Equity Underlying has depreciated from its initial level.

Coupon payments are contingent

In the case where coupons are contingent on an Equity Underlying and a Rate Underlying, if the Equity Underlying level is below the Coupon Barrier Level on a given day **or** if the Rates Underlying does not satisfy the specified Rates condition on that day, the coupon will not accrue on that day and the corresponding coupon payment at the end of the quarterly period will be reduced commensurately. The daily coupon accrual is contingent on **both** the Equity and the Rates conditions being met on the daily valuation date. It is possible that no coupon will accrue if either or both conditions are not met, in which case the quarterly coupon could be as low as 0%.

Hybrid Range Accrual Securities are linked to multiple underliers and therefore have heightened risks

Hybrid Range Accrual Securities are linked to multiple underliers, including from different asset classes. All that is required for a Hybrid Range Accrual Security to perform poorly is for one underlier to perform adversely, regardless of the performance of the others. The less correlated the underliers, the higher the risk of poor performance, because the greater the likelihood that any one underlier will perform adversely.

Hybrid Range Accrual Securities may be redeemed prior to maturity

If the underliers perform in a way that would otherwise be favorable, Hybrid Range Accrual Securities are likely to be redeemed early, limiting your opportunity to receive above-market coupon payments.

Hybrid Range Accrual Securities offer no Equity upside exposure

Although investors in Hybrid Range Accrual Securities may have downside risk with respect to the Equity Underlying, investors in Hybrid Range Accrual Securities will not receive dividends or participate in any appreciation of the Equity Underlying.

The securities are subject to the credit risk of the issuer and guarantor

If the issuer or guarantor default on their obligations, holders of Hybrid Range Accrual Securities may not receive anything owed to them under the securities.

Hybrid Range Accrual Securities will not be listed on any securities exchange and holders may not be able to sell them prior to maturity

Hybrid Range Accrual Securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Hybrid Range Accrual Securities.

The value of Hybrid Range Accrual Securities prior to maturity will fluctuate based on many unpredictable factors

The value of Hybrid Range Accrual Securities prior to maturity will fluctuate based on the price and volatility of the underliers and a number of other factors, including the dividend yield on the Equity Underlying, interest rates generally, the correlation between the different underliers, the time remaining to maturity and the issuer's creditworthiness. The value of Hybrid Range Accrual Securities at any time prior to maturity may be significantly less than the issue price. Investors may not receive the benefit of any conditional protection on the downside in any sale prior to maturity.

The issuer and its affiliates may have conflicts of interest with investors

The issuer and its affiliates may have a number of conflicts of interest with investors in the Hybrid Range Accrual Securities as a result of their hedging, trading and other business activities.

The United States federal tax consequences of an investment in the Hybrid Range Accrual Securities are uncertain

There is no direct legal authority regarding the proper U.S. federal tax treatment of Hybrid Range Accrual Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "IRS"). Consequently, significant aspects of the tax treatment of these investments are uncertain. Additionally, non-U.S. investors should note that persons having withholding responsibility in respect of the Hybrid Range Accrual Securities may withhold on any coupon payment paid to a non-U.S. investor, generally at a rate of 30%. To the extent that we have withholding responsibility in respect of the securities, we intend to so withhold. Investors should refer to the applicable offering document(s) for each Hybrid Range Accrual Security regarding its U.S. federal tax treatment. However, no assurance can be given that the IRS will agree with the treatment described in the offering document(s) for a particular Hybrid Range Accrual Security. Citigroup Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any Hybrid Range Accrual Security.

Citigroup Global Markets Holdings Inc. 4

How Do Hybrid Range Accrual Securities Work?

Below is an illustration of a principal-at-risk Hybrid Range Accrual Security linked to an Equity Underlying and a Rate Underlying, which will generally specify the following terms:

Rate Condition

A specified condition on one or several reference rates, which must be met, in addition to any equity condition (see Coupon Barrier Level), for the investor to receive an above-market coupon payment.

Coupon Barrier Level

A level, such as 70% of the initial price of the Equity Underlying, which indicates the lower boundary of when a coupon will accrue. Provided the Rate Condition is also met, if the Equity Underlying is above the Coupon Barrier Level on a given day, the coupon for that period will accrue. If the Equity Underlying is below the Coupon Barrier Level, no coupon will accrue for that day.

Final Barrier Level

A level, such as 70% of the initial price of the Equity Underlying, which indicates the level of contingent downside protection the security provides at maturity. If the Equity Underlying falls below the Final Barrier Level at maturity, the investor is exposed to any negative return of the Equity Underlying. If the Equity Underlying is above the Final Barrier Level at maturity, the investor is protected from any negative return of the Equity Underlying, subject to the credit risk of the issuer and guarantor. Although it is not a rule, the Final Barrier Level is often equal to the Coupon Barrier Level.

The amount you accrue on any given day can be determined by answering the following questions:


Is the Equity Underlying ≥ Coupon Barrier Level on a daily observation?
no
yes
No coupon accrues on that day
Is the Rate Condition met on that day?
yes
no
Coupon accrues on that day
No coupon accrues on that day
Sum of accrued coupons are paid quarterly

If the security has not been called, the amount you receive at maturity can be determined by answering the following questions:


Is the Equity Underlying ≥ Final Barrier Level on the Final Valuation Date?
yes
no
Investors receive 100% of their Principal at maturity
Investors are exposed to the full downside of the Equity Underlying from inception until maturity

Citigroup Global Markets Holdings Inc. 5 The scenarios below illustrate hypothetical returns you might receive with an investment in Hybrid Range Accrual Securities for a range of hypothetical underlying performances . The examples below are based on a Hybrid Range Accrual Security linked to the level of a hypothetical Equity Index and a non - inversion Rate condition , with a 10 - year tenor, 70% Final Barrier Level, and coupons contingent on ( i ) an Equity Index not depreciating more than 30% and (ii) the spread between two reference rates being positive (e.g. a 10 - year US reference rate minus a 2 - year US reference rate being greater than 0%). Scenario 1 • The Equity Index appreciates and ends above the Equity Coupon Barrier on each daily observation • The Rate condition is also satisfied on each daily observation, resulting in fully accrued coupon payments at the end of each quarter • The issuer may early redeem the securities prior to maturity. This can generally be expected to occur when both the Equity Index and the Reference Rate go ‘in the right direction’ for the investor Hybrid Range Accrual Securities Hypothetical Scenarios • The Equity Index appreciates and ends above the Equity Coupon Barrier on each daily observation • However, the Rate condition is not met on many daily observations, resulting in quarterly coupon payments that represent only a small portion of the target coupon rate • The issuer is unlikely to early redeem the securities in this scenario, given that the securities are not paying consistently above - market coupons Scenario 2 Scenario 3 • The Equity Index depreciates and is below the Equity Coupon Barrier on certain daily observations . • The Rate condition is not met on many daily observations either. The investor accrues coupons only on the daily observations where both the Equity and Rate conditions are met. • The issuer is unlikely to early redeem the securities in this scenario as well. Additionally, because the Equity Index ends below the Final Barrier Level, the investor realizes a loss at maturity. • The securities repay 100 % of principal at maturity -1.00% -0.75% -0.50% -0.25% 0.00% 0.25% 0.50% 0.75% 1.00% -40% -30% -20% -10% 0% 10% 20% 30% 40% 1 2 3 4 5 6 7 8 9 10 Years Equity Coupon Barrier & Final Barrier Level Rate Condition -1.00% -0.75% -0.50% -0.25% 0.00% 0.25% 0.50% 0.75% 1.00% -40% -30% -20% -10% 0% 10% 20% 30% 40% 1 2 3 4 5 6 7 8 9 10 Years Rate Condition Equity Coupon Barrier & Final Barrier Level -1.00% -0.75% -0.50% -0.25% 0.00% 0.25% 0.50% 0.75% 1.00% -40% -30% -20% -10% 0% 10% 20% 30% 40% 1 2 3 4 5 6 7 8 9 10 Years Rate Condition Equity Coupon Barrier & Final Barrier Level

Citigroup Global Markets Holdings Inc. 6 This guide describes only a limited number of kinds of Hybrid Range Accrual Security , but there are many variations of products where either coupons or principal are subject to not just one, but several asset classes. This additional conditionality brings greater op por tunity costs, risks of adverse performance and potentially higher risk of loss on the downside. But Hybrid Range Accrual Securities also pr ovi de opportunities to receive higher coupons given this added market risk. F or more information , including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. Below are examples of variations for investors looking to increase or reduce market risks. Hybrid Variations Worst - Of Equity Hybrid Range Accrual Securities Just as investors in Equity - linked notes may increase their upside return potential by making coupons and principal contingent on the lesser performing of several Equity Underlyings (commonly referred to as ‘Worst - Ofs ’), the same is true with Hybrid Range Accrual Securities. For instance, investors could make the coupon payments and downside barrier subject to the performance of the Worst - Of several Equity indices, as well as a specified Rate condition, to increase their target coupons. Alternatively, investors may achieve similar target returns with a Worst - Of Equity Hybrid Range Accrual Security, but with more defensive Equity and Rates conditions to reduce the risk of non - accrual of coupons and/or risk of principal loss at maturity. Hybrid Steepeners Commonly traded products in the rates market are so - called Steepeners , which position clients for longer - term rates to rise materially relative to shorter - term rates and enable investors to receive coupons equal to a multiple of that spread. Investors may want to enter into Steepeners if they expect longer - term rates to rise significantly, due to long - term inflation risks for example, or if they expect shorter - term rates to fall significantly, in anticipation of potential U.S. Federal Reserve rate cuts to fend off economic recession risks. The coupons of a classic rates Steepener are equal to a fixed number multiplied by the realized spread between, say, 10 - year US rates and 2 - year US rates, as observed on specific observation dates. If the yield curve steepens (i.e. the 2s10s spread widens), the coupons for the investor are greater. If the curve flattens (i.e. the 2s10s spread narrows), the coupons for the investor are lower. The coupons are generally subject to a floor of 0% and a pre - defined cap, thus setting a minimum and a maximum coupon payment for each observation period. A classic Steepener has no equity market exposure, pays variable coupons linked to two different reference rates and a defined minimum redemption at maturity. Hybrid Steepeners are different in that regard, as they do have equity risk to principal at maturity. Investors in Hybrid Steepeners receive coupons based on the spread between two US reference interest rates (the Rates Underlying). Unlike classic Steepeners , Hybrid Steepeners also expose investors to Equity downside risk at maturity. If the Equity Underlying does not fall below the Final Barrier Level at maturity, the Hybrid Steepener redeems at 100% at maturity. However, if the Equity Underlying does fall below the Final Barrier Level at maturity, investors are exposed to the full downside risk of the Equity Underlying. Due to this additional downside risk, Hybrid Steepeners pay higher contingent coupon rates than classic Steepeners . Higher Risk Potential (for given coupon conditions and Final Barrier Level) Higher Return Potential Hybrid Linked to the Worst - Of the S&P 500, and the Nasdaq 100, as well as a Reference Rate Hybrid Linked to the S&P 500 and a Reference Rate If the curve steepens E.g. 2s10s increase to 100bps p.a. If the curve flattens E.g. 2s10s decrease to 0 or become negative Coupons = 100bps p.a. x factor. The more the curve steepens, the higher the coupons, up to a cap Classic Steepener Coupons are floored at 0% Hybrid Steepener Higher Risk Potential Higher Return Potential Hybrid Steepener linked to 2s10s, as well as the S&P 500 Classic Steepener linked to 2s10s

Citigroup Global Markets Holdings Inc. 7 Sales Information Hybrid Range Accrual Securities are available through periodic investment offerings as well as through the customized solutions platform for ultra high net worth clients. For current offerings of Hybrid Range Accrual Securities , as well as other structured investment offerings, please contact your Investment Professional or Financial Advisor. Other Information Any figures or terms provided in this product brochure are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This product summary supplement does not consider the effect taxes and fees will have on your returns. The terms of each security vary from offering to offering. For terms relating to particular offerings, including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. Citigroup Global Markets Inc. and its affiliates (“Citi”) do not guarantee that a secondary market will develop in any Hybrid Range Accrual Security . If a secondary market does develop it may not be liquid and may not continue for the term of the security. If the secondary market is limited there may be few buyers should you choose to sell the security prior to maturity and this may reduce the price you receive. There is no guarantee that investors wishing to liquidate an investment in such securities prior to the stated maturity will receive a price equal to or in excess of the initial principal amount invested. The value of Hybrid Range Accrual Securities may rise as well as fall during the term of the security and the return on any product may be lower than what could be earned on a conventional investment of similar duration and credit risk. For each product, investors assume the full credit risk of the issuer and guarantor of issuer’s obligations. The deterioration of the credit of any of these entities may result in the loss of your principal invested. Products may provide for adjustments to be made to their final terms during their term due to certain events including corporate actions, mergers and acquisitions, divestitures, price source disruption, trading suspension and material change in index formula and/or index content. Citi may at any time hold long or short positions. Accordingly, Citi may actively trade these and related securities for its own account and those of its customers and, at any time, may have long or short positions in and buy and sell, the securities, commodities, futures, options, derivatives or other instruments and investments identical with or related to those mentioned in this product summary supplement. Before making an investment in a specific Hybrid Range Accrual Security , you should obtain and carefully read the offering documents relating to that offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such offering documents will contain the only complete description, and final terms, of the terms and conditions of that offering. Before making any commitment to invest, you should take whatever business, legal, tax, accounting or other advice you consider necessary given your particular circumstances. If you invest in a Hybrid Range Accrual Security , you are responsible for any tax lawfully due from you on the income or gains arising from such investment. Citi does not provide business, legal, tax or accounting advice and makes no representation in respect of any of them. Hybrid Range Accrual Securities are not deposits and are neither obligations of nor guaranteed by Citibank, or any governmental entity or agency. If you have any doubt about the suitability of these investments, you should contact your own advisers for advice. Additional Information

© 202 2 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world. Learn More Please contact your Investment Professional if you are looking to potentially buy Hybrid Range Accrual Securities. Financial Advisors and Distribution partners may contact our sales professionals at: +1 (212) 723 - 3916 (Citi private banking channel) +1 (212) 723 - 7288 (Citi consumer banking channels) +1 (212) 723 - 3136 (external channels) At Citi, our talented professionals are dedicated to delivering innovative value added investments and services to our clients across the globe.